Exhibit 99.1

News Release	Contact: Jennifer Miyashiro (808) 326-1353 investorrelations@cyanotech.com

Cyanotech Reports Financial Results for the Second Quarter of Fiscal 2026

KAILUA KONA, Hawaii (November 10, 2025) — Cyanotech Corporation (OTCQB: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the second quarter of fiscal year 2026, ended September 30, 2025.

Commenting on the second quarter of fiscal year 2026 results, Cyanotech’s President and Chief Executive Officer, Matthew K. Custer, said:

“Our second quarter reflected continued momentum in both sales growth and profitability. Total sales increased 19.3% year-over-year, driven by higher bulk sales and strong performance in our online channels.

We also saw meaningful improvement in gross margin as our production volumes continued to increase, driving lower per-unit costs and better overall efficiency. Additionally, price increases implemented earlier in the year for our Nutrex-brand products contributed to margin expansion.

While tariffs impacted our contract extraction competitiveness, we remain focused on operational excellence, disciplined cost control, and building a stronger, more resilient business positioned for long-term success. With continued momentum across our brands, improving profitability trends, and a dedicated team that continues to deliver results despite challenging market conditions, I’m confident that Cyanotech is steadily moving in a positive direction.”

Second Quarter Fiscal 2026

Cyanotech reported net sales of $6,976,000 for the second quarter of fiscal 2026 compared to $5,845,000 for the second quarter of fiscal 2025, an increase of 19.3%. Gross profit was $2,393,000, with gross profit margin of 34.3%, compared to gross profit of $1,479,000, with gross profit margin of 25.3%. Operating income for the second quarter of fiscal 2026 was $190,000 compared to operating loss of $975,000 in the same period of the prior year. Net income for the current fiscal quarter was $1,000, or $0.00 per diluted share, compared to net loss of $1,150,000 or $0.16 per diluted share, for the same period of the prior year.

Trailing Twelve Months

For the trailing twelve months ended September 30, 2025, compared to the trailing twelve months ended September 30, 2024, net sales were $25,269,000 compared to $23,295,000, respectively. Gross profit was $8,086,000, with gross profit margin of 32.0%, compared to $5,280,000 and 22.7%. Net loss was $1,776,000, or $0.25 per diluted share, compared to net loss of $5,452,000, or $0.80 per diluted share.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended September 30, 2025 for more detailed information.

---------------

— Cyanotech will host a virtual broadcast on November 11, 2025 at 8:00PM ET to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) ET on Thursday, November 11, 2025. The Company will respond only to relevant questions relating to the Company’s second quarter fiscal 2026 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

---------------

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 40 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise†. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity†. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

†These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the second quarter fiscal 2026 ended September 30, 2025, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	September 30, 2025	March 31, 2025
ASSETS
Current assets:
Cash	$649	$257
Accounts receivable, net of allowance for credit losses for both September 30, 2025 and March 31, 2025	2,354	1,953
Inventories	8,378	7,788
Prepaid expenses and other current assets	550	547
Total current assets	11,931	10,545

Equipment and leasehold improvements, net	8,353	8,927
Operating lease right-of-use assets, net	3,632	3,902
Other assets	111	116
Total assets	$24,027	$23,490

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,971	$2,217
Accrued expenses	920	715
Customer deposits	67	110
Operating lease obligations, current portion	576	555
Short term debt - bank	370	760
Line of credit - related party	4,200	3,000
Current maturities of long-term debt	2,788	2,886
Total current liabilities	11,892	10,243

Long-term debt - related party	1,000	1,000
Long-term operating lease obligations	3,070	3,363
Total liabilities	15,962	14,606

Commitments and contingencies

Stockholders' equity
Preferred stock of $0.01 par value, 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock of $0.02 par value, 50,000,000 shares authorized; 7,392,243 shares at September 30, 2025 and 7,199,908 shares at March 31, 2025 issued and outstanding	148	144
Additional paid-in capital	34,946	34,844
Accumulated deficit	(27,029)	(26,104)
Total stockholders' equity	8,065	8,884
Total liabilities and stockholders' equity	$24,027	$23,490

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2025	2024	2025	2024

Net sales	$6,976	$5,845	$12,797	$11,743
Cost of sales	4,583	4,366	8,631	8,787
Gross profit	2,393	1,479	4,166	2,956

Operating expenses:
General and administrative	996	1,244	2,296	2,513
Sales and marketing	1,129	1,073	2,282	2,238
Research and development	78	137	152	221
Total operating expenses	2,203	2,454	4,730	4,972

Profit/(Loss) from operations	190	(975)	(564)	(2,016)

Interest expense, net	(189)	(175)	$(361)	(336)
Gain on extinguishment of debt	-	-

Profit/(Loss) before income taxes	1	(1,150)	(925)	(2,352)

Income tax expense	-	-
Net Profit/(Loss)	$1	$(1,150)	$(925)	$(2,352)

Net profit/(loss) per share:
Basic	$0.00	$(0.16)	$(0.13)	$(0.34)
Diluted	$0.00	$(0.16)	$(0.13)	$(0.34)

Shares used in calculation of net loss per share:
Basic	7,293	7,004	7,252	6,976
Diluted	7,293	7,004	7,252	6,976

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com